June 4, 2025

Jason W. Hauf
Chief Financial Officer
BGC Group, Inc.
499 Park Avenue
New York, NY 10022

        Re: BGC Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-35591
Dear Jason W. Hauf:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Howard Kenny